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                              June 30, 2022

       Grayson Pranim
       Chief Executive Officer
       Sandridge Energy, Inc.
       1 E. Sheridan Avenue
       Suite 500
       Oklahoma City, OK 73104

                                                        Re: Sandridge Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed May
4, 2022
                                                            File No. 001-33784

       Dear Mr. Pranim:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Business
       Preparation of Reserves Estimates, page 9

   1. Please expand the discussion of the internal controls used by the Company in its reserves estimation effort to
provide the qualifications of the technical person primarily responsible for overseeing the
preparation of the reserves estimates presented in the filing, i.e.,
                                                        SandRidge   s Reservoir
Engineering Supervisor. Refer to Item 1202(a)(7) of Regulation
                                                        S-K.
       Drilling Activity, page 13

   2. The disclosure relating to the drilling activities that occurred during the years ended
                                                        December 31, 2021 and
2020 appears to be limited to your operated wells. Please expand your disclosure to also
address the drilling activities relating to non-operated wells in
 Grayson Pranim
Sandridge Energy, Inc.
June 30, 2022
Page 2
         which you own an interest. Refer to Item 1205 of Regulation S-K. Production and Price History, page 13

3. Please expand your disclosure to provide the production, by final product sold, for each field that contains 15% or more of your total proved reserves or tell us why you believe this additional disclosure is not required. Refer to Item 1204(a) of Regulation S-K and
         Rule 4-10(a)(15) of Regulation S-X.
Notes to Consolidated Financial Statements
21. Supplemental Information on Oil and Natural Gas Producing Activities (Unaudited)
Oil, Natural Gas and NGL Reserve Quantities, page 93

4. Please expand the tabular presentation of proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31,
         2018. Refer to FASB ASC 932-235-50-4.
Item 15. Exhibits and Financial Statement Schedules
Exhibit Index
Exhibit 23.1 Consent of Deloitte and Touche LLP, page 101

5. The consent of Deloitte & Touche LLP refers to the audit reports dated March 10, 2022, however the consent date is March 10, 2021. Please amend your filing to provide a consent that is appropriately dated.
Exhibit 99.1 Report of Cawley, Gillespie & Associates, page 101

6. The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points:

                The reserves report should include a clear statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Refer to Item 1202(a)(8)(iv).

             The reserves report states that the possible effects of changes in legislation or other
           Federal or State restrictive actions have not been considered; however, the report
FirstName LastNameGrayson      Pranim of the possible effects of (current)
regulation on the
           should include a discussion
Comapany ability
           NameSandridge    Energy,toInc.
                  of the registrant    recover the estimated reserves. Refer to
Item
           1202(a)(8)(vi).
June 30, 2022 Page 2
FirstName LastName
 Grayson Pranim
FirstName  LastNameGrayson Pranim
Sandridge Energy, Inc.
Comapany
June       NameSandridge Energy, Inc.
     30, 2022
June 30,
Page 3 2022 Page 3
FirstName LastName
Form 8-K filed May 4, 2022

Exhibit 99.1, page 9

7. We note you disclose the non-GAAP measure Operating Cash Flow. Please revise to use a title or description for your non- GAAP measure "Operating Cash Flow" that is not the same, or confusingly similar to the title or descriptions used for GAAP financial measures, as required by Item 10(e)(1)(ii) (E) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at
(202) 551-
3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Branch Chief, at
(202) 551-3650 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation